Micromem Technologies Inc.	Telephone: 416-364-6513
777 Bay Street, Suite 1910	Facsimile: 416-360-4034
Toronto, Ontario	www.micromeminc.com
Canada M5G 2E4

November 18, 2010

Ms. Jaime John
Staff Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Micromem Technologies Inc.
Form 20-F for the Fiscal Year Ended October 31, 2009
Filed March 1, 2010
File No. 000-26005

Dear Ms. John:

I am writing in response to the letter that we received Patrick Gilmore dated November 8, 2010 regarding the Micromem 20-F form, File No. 000-26005.

I indicated that we are planning to address all of the comments and questions in the letter that we received shortly. At the moment we are planning our fiscal year-end audit work at Micromem and we have arranged to have an Audit Committee meeting for the purpose of kicking off this year’s work on Wednesday, December 15th. We are concurrently beginning of the preparation of this year’s 20-F documentation. We have a regular scheduled Board meeting coinciding with the date of the Audit Committee meeting so this would allow me to deal also with the full Board at that time.

I would request that we be afforded the time to provide a full response by December 17, 2010. As I indicated in my voicemail message today, it is likely to be my recommendation that we proceed with making the changes that you have indicated, subject to ratification by the Audit Committee and the Board.

I hope that this is a satisfactory response for the moment – I will be travelling for the next 9 days and there is a certain amount of coordination with auditors, legal counsel and our Board of Directors in order to completely and fully respond to your letter. Do not hesitate to contact me by phone or by email / fax if you have any current comments or questions, otherwise I will plan to deliver a fulsome response to you by mid-December.

I thank you for your cooperation and I look forward to having this matter dealt with in short order and I extend my best wishes in the meantime.

Respectfully submitted,

Dan Amadori
Chief Financial Officer
Micromem Technologies Inc.
Phone:	416.644.4361
Fax:	416.391.3633
Cell:	416.456.6110
Email:	dan.amadori@lamerac.com

C.C.	Patrick Gilmore, Accounting Branch Chief, SEC
Micromem Board of Directors
Micromem Officers
Joe Fuda, President, Micromem Technologies Inc.
David Sharpless, Chair, Audit Committee, Micromem Technologies Inc.
Michael Allen, Collins Barrow LLP
Arnold Zipper, Fowler White LLP